UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC. ONE CHASE MANHATTAN PLAZA, 41ST FLOOR NEW YORK, NY 10005

Assurant 401(k)
Plan A

Financial Statements
and Supplemental Schedule

Year ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Assurant 401(k) Plan A

We have audited the accompanying statements of net assets available for benefits of Assurant 401(k) Plan A (the “Plan”) at December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated October 5, 2004, we were unable to, and did not express an opinion on the statement of net assets available for benefits as of December 31, 2003, because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the investment information summarized in Note C in those financial statements. The plan administrator has since instructed us to perform, and we did perform an audit of the statement of net assets available for benefits for the year ended December 31, 2003, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are now able to express an opinion on those financial statements.

In our opinion, the Plan’s financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 24, 2005

Assurant 401(k)
Plan A

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$82,219,038	$84,447,734
Participant loans	4,261,522	4,833,156

	86,480,560	89,280,890

Receivables:
Employer contributions	4,841,847	5,968,215
Employee contributions	224,128	221,658

	5,065,975	6,189,873

Total assets	91,546,535	95,470,763

Liabilities
Net accounts payable	4,137	—

Total liabilities	4,137	—

Net assets available for benefits	$91,542,398	$95,470,763

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)
Plan A

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
Additions	2004
Investment income:
Interest and dividends	$1,706,298
Net appreciation in fair value of investments	5,598,630

7,304,928

Contributions:
Employer (net of forfeitures)	4,858,825
Employee	6,181,630

Total additions	18,345,383

Deductions
Benefits paid	8,723,305
Administrative expenses	6,905
Net transfer from Plan A to Plan B (Note 1)	13,543,538

Total deductions	22,273,748

Net decrease	(3,928,365)

Net assets available for benefits:
Beginning of year	95,470,763

End of year	$91,542,398

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

1. Description of the Plan

The following description of the Assurant 401(k) Plan A (the “Plan”), formerly the Fortis 401(k) Plan A, is provided for general information only. The Plan became effective as of January 1, 2001. Participants should refer to the Assurant 401(k) Plan document for a detailed description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 4, 2004, Fortis Inc. was merged into Assurant, Inc. As a result of the merger, Assurant, Inc. became the successor to the business operations and obligations of Fortis, Inc. After this merger, the Fortis 401(k) Plan A and the Fortis 401(k) Plan B were renamed the Assurant 401(k) Plan A and the Assurant 401(k) Plan B (“Plan B) (together the “Plans”), respectively. In connection with Fortis, Inc.’s merger with Assurant, Inc., Assurant Inc. securities (Symbol: AIZ) were offered on the New York Stock Exchange as part of an initial public offering on February 5, 2004.

The Plans are contributory defined contribution retirement plans covering substantially all employees of Assurant, Inc. and subsidiaries (the “Plan Sponsor”) with participation by the employee on a voluntary basis. The Plan covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of the January 1 of the prior Plan Year, or the Employee’s hire date, if later. Plan B covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan Year, or the Employee’s hire date, if later. If a Plan Participant’s job category number changes to a job category number 500 through 999, such Participant shall automatically participate in Plan B as of the first day of the subsequent Plan Year, and his account under the Plan shall be transferred to Plan B. Conversely, if a Plan B Participant’s job category number changes to a job category number 100 through 400, such Participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year and his account under Plan B shall be transferred to the Plan. On January 1, 2004 and January 1, 2003, $12,443,538 and $1,488,962, respectively, of existing assets were transferred from the Plan to Plan B due to changes in employee job categories. In addition, approximately $1,100,000 and $1,700,000 of employer contribution receivables were transferred from the Plan to Plan B in 2004 and 2003, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2004 and 2003, relate to employer contributions recorded in the years 2003 and 2002, respectively. The amount of Plan asset transfers relating to Participants transferred between Plans as of January 1, 2005 has not yet been determined.

An eligible employee can participate in the Plan as soon as administratively feasible after commencement of work. Eligible employees may contribute to the Plan before or after tax contributions with a combined maximum of 50% of an employee’s eligible annual compensation.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

1. Description of the Plan (continued)

Each Participant’s account is credited with the Participant’s contribution and allocations of the Company’s contribution and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

On August 18, 1999, Assurant, Inc., then Fortis, Inc., acquired American Bankers Insurance Group (“ABIG”). All employees who were participants in (or considered totally disabled under) the American Bankers Insurance Group, Inc. Retirement Plan on December 31, 2000 (“ABIG Plan participants”) were given a choice as to whether their company matching contribution would be determined under “Option A” or “Option B”. For ABIG Plan participants who elected “Option A” or failed to make an election, pre-tax contributions up to 7% of eligible compensation are eligible for the Company matching contribution. The Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ pre-tax contributions. For ABIG Plan participants who elected “Option B” and for all other employees employed on or before December 31, 2000, or those with 5 or more years of vesting service, pre-tax contributions up to 3% of eligible compensation are eligible for the Company matching contribution. The Plan Sponsor will contribute an employer matching contribution equal to 200% of such employees’ pre-tax contributions. For pre-tax contributions on the next 2% of eligible compensation, the Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ eligible pre-tax contributions. Vesting service begins on the first day of employment, and for each year of vesting service, an employee must accumulate 1000 hours of service.

For those employed after December 31, 2000, who have less than 5 years of vesting service pre-tax contributions up to 3% of eligible compensation are eligible for the Company matching contribution. The Plan Sponsor will contribute an employer matching contribution equal to 100% of such employees’ pre-tax contributions. For pre-tax contributions on the next 2% of eligible compensation, the Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ pre-tax contributions.

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested with respect to Plan Sponsor contributions after three years of vesting service.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

1. Description of the Plan (continued)

As of December 31, 2004, Participants can invest their contributions in the following funds:

Common Stock Funds
Assurant, Inc. Stock
American Funds Growth Fund of America – R-4 Class
Fidelity Diversified International Fund
Managers Special Equity Fund
T. Rowe Price Small-Cap Stock Fund
Vanguard 500 Index Fund- Investor Shares
Vanguard Growth and Income Fund
Vanguard LifeStrategy Conservative Growth Fund
Vanguard LifeStrategy Growth Fund
Vanguard LifeStrategy Moderate Growth Fund
Vanguard STAR Fund
Vanguard Windsor II Fund

Corporate and Other Bond Mutual Funds
PIMCO Total Return Fund — Institutional Class
Vanguard LifeStrategy Income Fund

Money Market Mutual Fund
Vanguard Prime Money Market Fund

Upon retirement, death or disability, Plan Participants or their beneficiaries are entitled to receive the total amount then vested in the Participant’s account, including Plan Sponsor contributions. Upon termination of employment, for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Plan Sponsor contributions plus income accrued thereon.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, reduced by all other loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the Participant’s account and bear interest at the rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the Participant applies for the loan. At December 31, 2004, outstanding participant loans had rates ranging from 4.48% to 9%. Principal and interest is paid ratably through payroll deductions.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

1. Description of the Plan (continued)

Fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40 loan origination fee and a $25 annual maintenance fee on new loans which are paid by the loan participants. In the event of termination of the Plan, the Plan provides that participating employees are entitled to the value of their entire account.

Forfeited balances of terminated Participants’ non-vested accounts shall first be applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Company contributions. For the years ended December 31, 2004 and 2003, the amounts of forfeitures that were used to reduce Company contributions were $58,961 and $66,192, respectively. As of December 31, 2004, an additional $31,203 is available in the forfeiture account to be used to reduce the 2004 Company contribution.

In its financial statements for the year ended December 31, 2003, employer contributions and transfers to Plan B were both shown net of the cash received for employer contribution receivable at the beginning of the year attributable to employees transferred on the first day of the Plan year. In the accompanying financial statements, employer contributions and transfers to Plan B are presented including such amounts. The amounts originally presented for the year ended December 31, 2003 as employer contributions and transfers to Plan B of $4,822,316 and $1,488, 962, respectively, presented on the same basis as in the accompanying 2004 financial statements would have been $6,522,316 and $3,188,962.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment securities are stated at aggregate fair value. Such investment securities are mostly comprised of shares of mutual funds and money market funds that are valued at the net asset value of shares held by the Plan at year-end and generally based on reference to published market data.

Assurant, Inc. Stock is stated at market value determined based on the quoted market price for the Company’s common stock which is traded on the New York Stock Exchange.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

2. Significant Accounting Policies (continued)

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Realized gains and losses from security transactions are recorded on the average cost method.

Net appreciation/depreciation in fair value of investments includes realized gains/losses for securities bought and sold as well as unrealized gains/losses for securities held at year-end.

Benefit payments and transfers are recorded when paid.

3. Investments

The Vanguard Fiduciary Trust Company is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2004 and 2003, the Plan’s funds have the following investments, whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2004:
PIMCO Total Return Fund- Institutional Class (586,693 shares)	$6,260,009
Vanguard STAR Fund (740,340 shares)	13,873,976
Vanguard Prime Money Market Fund (19,071,969 shares)	19,071,969
Vanguard 500 Index Fund – Investor Shares (118,984 shares)	13,283,419
American Funds Growth Fund of America – R-4 Class (328,415 shares)	8,942,752
Fidelity Diversified Intl. Fund (175,214 shares)	5,018,126

Fair value at December 31, 2003:
PIMCO Total Return Fund- Institutional Class (683,925 shares)	$7,324,838
Vanguard STAR Fund (811,377 shares)	13,955,684
Vanguard Prime Money Market Fund (21,417,844 shares)	21,417,844
Vanguard 500 Index Fund (141,560 shares)	14,533,952
American Funds Growth Fund of America – R-4 Class (366,889 shares)	8,970,426

The Plan’s investments (including realized gains and losses on investments bought, sold, as well as held during the year), appreciated in value by $5,598,630 in 2004, as follows:

Net Appreciation
in Fair Value
Corporate and other bond mutual funds	$(25,896)
Common stock funds	5,578,188
Assurant, Inc. Stock	46,338

$5,598,630

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

4. Plan Amendment

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (ESOP) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for Participants of the Assurant 401(k) Plan. This program allows Participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

A Participant may change the investment of any portion of that Participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Each Participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each Participant will be 100% vested at all times in any cash dividends that he elects to have reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any Participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a Participant fails to make such an election, he shall be deemed to have elected to have any dividends paid on the Assurant, Inc. stock held in his account reinvested in the Assurant, Inc. Stock Fund.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the receipt of the determination letter, the Plan has been amended. An application for a favorable determination letter for the amendment was submitted to the IRS on September 15, 2004. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

The company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

7. Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, the buying and selling of such shares would qualify as party-in-interest transactions.

8. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Concentration of investment risk

At December 31, 2004, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk in the event of a significant decline in the value of Assurant Inc, common stock.

9. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2004.

December 31,
2004
Net assets available for benefits per the financial statements	$91,542,398
Less: Deemed distributions	(44,433)

Net assets available for benefits per Form 5500	$91,497,965

Deemed distributions are loans that are deemed uncollectible and treated as a payment of benefits.

Assurant 401(k)
Plan A
Notes to Financial statements (continued)

9. Reconciliation of Plan Financial Statements to Form 5500 (continued)

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2004.

	Year Ended December 31, 2004
	Amounts per
	Financial	Deemed	Amounts per
	Statements	Distributions	Form 5500
Benefits paid	$8,723,305	44,433	$8,767,738

10. Subsequent Event

As of January 1, 2005, the Fidelity Diversified International Fund will no longer be available as an investment option for new contributions within the Plan. Also, as of January 1, 2005, American Funds EuroPacific Growth Fund – Class R-5 will be offered as a new investment option within the Plan. Until January 31, 2005, participants will have the opportunity to transfer any account balances from Fidelity Diversified International Fund to other available investment options. After January 31, 2005, any remaining participant account balances not transferred from the Fidelity International Diversified Fund will be automatically transferred to the American Funds EuroPacific Growth Fund – Class R-5, and the Fidelity International Diversified Fund will be eliminated completely as an investment option of the Plan.

Supplemental Schedule

Assurant 401(k) Plan
Plan A

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of Investment
	Including Number of
Identity of issuer, borrower,	Shares/Units, Maturity		Current
lessor or similar party	Date, and Rate of Interest	Cost	Value
Company Stock
Assurant, Inc. Stock (1)	10,624 shares	$278,225	$324,563

Corporate and other bond mutual funds
PIMCO Total Return Fund- Institutional Class	586,693 shares	$6,258,872	$6,260,009
Vanguard LifeStrategy Income Fund(1)	16,685 shares	219,960	225,754

Total Corporate and other bond mutual funds		$6,478,832	$6,485,763

Common stock funds
Vanguard 500 Index Fund – Investor Shares(1)	118,984 shares	12,895,045	13,283,419
Fidelity Diversified Intl. Fund	175,214 shares	3,721,806	5,018,126
Managers Special Equity Fund	32,316 shares	2,291,929	2,921,696
T. Rowe Price Small Cap Stock Fund	103,927 shares	2,668,618	3,306,970
Vanguard STAR Fund(1)	740,340 shares	12,526,176	13,873,976
Vanguard Windsor II Fund(1)	127,430 shares	3,255,463	3,915,911
American Funds Growth Fund of America – R-4 Class	328,415 shares	7,400,428	8,942,752
Vanguard Growth and Income Fund(1)	111,043 shares	2,879,603	3,399,012
Vanguard LifeStrategy Conservative Growth Fund(1)	22,034 shares	323,160	336,236
Vanguard LifeStrategy Growth Fund(1)	40,664 shares	730,349	814,914
Vanguard LifeStrategy Moderate Growth Fund(1)	29,242 shares	488,578	523,731

Total common stock funds		$49,181,155	$56,336,743

Commercial paper, money market instruments & cash equivalents
Vanguard Prime Money Market Fund	19,071,969 shares	$19,071,969	$19,071,969

Total investments(1)		$75,010,181	$82,219,038

Participant loans(1)	Interest rates range from 4.48% to 9%, with maturities through 2014.	$4,261,522	$4,261,522

(1) Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan A has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan A
Date June 29, 2005	By:	/s/ Sheila Sweeney
		Name:	Sheila Sweeney
		Title:	Vice President of Employee Benefits, Member of the Benefit Plans Committee (Plan Administrator)

EXHIBIT INDEX

EXHIBIT		PAGE
NUMBER	EXHIBIT NAME	NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	16